UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
             Under the Securities Exchange Act of 1934 The Reporting
            Persons previously filed their ownership interest in the
             Issuer pursuant to a Schedule 13D, dated March 22, 2000


                                  Civic Bancorp
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                           178788-10-5 (CUSIP Number)


                                 August 17, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               /_/ Rule 13d-1(b)
                               /X/ Rule 13d-1(c)
                               /_/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 178788-10-5


1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Banc Fund III L.P.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) /   /
                                                         (b) /x/

3       SEC USE ONLY


4       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5       SOLE VOTING POWER

        15,152

6       SHARED VOTING POWER

        0

7       SOLE DISPOSITIVE POWER


        0

8       SHARED DISPOSITIVE POWER

        0

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,152

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             /X/

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0.31%

12      TYPE OF REPORTING PERSON*

        PN

                                  SCHEDULE 13G

CUSIP No. 178788-10-5


1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Banc Fund III Trust

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) /   /
                                                        (b) /x/


3       SEC USE ONLY



4       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5       SOLE VOTING POWER


        46,444

6       SHARED VOTING POWER


        0

7       SOLE DISPOSITIVE POWER


        0

8       SHARED DISPOSITIVE POWER


        0

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        46,444

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             /X/

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


        0.94%

12      TYPE OF REPORTING PERSON*

        OO

                                  SCHEDULE 13G

CUSIP No.  178788-10-5




1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (OPTIONAL)

        Banc Fund IV L. P.



2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) /   /
                                                        (b) /x/


3       SEC USE ONLY



4       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5       SOLE VOTING POWER


        73,147

6       SHARED VOTING POWER


        0

7       SOLE DISPOSITIVE POWER


        0

8       SHARED DISPOSITIVE POWER


        0

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        73,147


10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             /X/

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


        1.48%

12      TYPE OF REPORTING PERSON*

        PN

                                  SCHEDULE 13G

CUSIP No. 178788-10-5

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Banc Fund V L.P.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) /   /
                                                        (b) /x/



3       SEC USE ONLY





4       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5       SOLE VOTING POWER


        166,099

6       SHARED VOTING POWER


        0

7       SOLE DISPOSITIVE POWER


        0

8       SHARED DISPOSITIVE POWER


        0

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        166,099

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             /X/

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


        3.35%

12      TYPE OF REPORTING PERSON*

        PN




Item 1 (a)      Name of Issuer: Civic Bancorp



Item 1 (b)      Address of Issuer's Principal Executive Offices:

               2101 Webster Street, 14th Floor, Oakland, CA 94612

Item 2 (a)                 Name of Person Filing:

          This Schedule 13G is being filed jointly by Banc Fund III L.P. ("BF III"), an Illinois Limited Partnership, Bank Fund III Trust ("T III"), Banc Fund IV L.P. ("BF IV"), an Illinois Limited Partnership, Banc Fund IV Trust ("T IV"), and Banc Fund V L.P. ("BF V") an Illinois Limited Partnership (collectively, the "Reporting Persons").

The general partner of BF III is MidBanc III L.P. ("MidBanc III"), whose principal business is to be a general partner of BF III. The general partner of BF IV is MidBanc IV L.P. ("MidBanc IV"), whose principal business is to be a general partner of BF IV. The general partner of BF V is MidBanc V L.P. ("MidBanc V"), whose principal business is to be a general partner of BF V. MidBanc III, IV, and V are Illinois limited partnerships. The general partner of MidBanc III is ChiCorp Management III, Inc. ("Management III"), whose principal business is to be a general partner of MidBanc III. The general partner of MidBanc IV is ChiCorp Management IV, Inc. ("Management IV"), whose principal business is to be a general partner of MidBanc IV. The general partner of MidBanc V is The Banc Funds Company, L.L.C.,("TBFC"), whose principal business is to be a general partner of MidBanc V. Management III, IV, and TBFC are Illinois corporations. The sole stockholder of Management III and IV is TBFC, an Illinois limited liability company which is controlled by Charles J. Moore. Mr. Moore has been the manager of the investment decisions for each of BF III, BF IV, BF V, T III, and T IV since their respective inceptions. As manager, Mr. Moore has voting and dispositive power over the securities of the issuer held by each of those entities. As the controlling member of TBFC, Mr. Moore will control Management III IV, and TBFC, and therefore each of the Partnership entities directly and indirectly controlled by each of Management III, IV and TBFC.The investment manager of T III and T IV is TBFC under an Investment Management Agreement with each Trust. Charles J. Moore, as portfolio manager for T III and T IV, has voting and dispositive power over the issuer's securities held by such trusts.


Item 2 (b)      Address of Principal Business Office:

                    208 S. LaSalle Street, Chicago, IL 60604.

Item 2 (c)      Citizenship:  United States

Item 2 (d)      Title of Class of Securities: Common Stock


Item 2 (e)      CUSIP Number:  178788-10-5

Item 3 If this statement is being filed pursuant to Rule 13d-1(b)or 13d-2(b), check whether the person filing is an:

(a)[ ] Broker or Dealer registered under Section 15 of the Act
(b)[ ] Bank as defined in section 3(a)(6) of the Act
(c)[ ] Insurance Company as defined in section 3(a)(19) of the Act
(d)[ ] Investment Company registered under section 8 of the Investment Company Act of 1940
(e)[ ] An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)[ ] An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)[ ] A Parent Holding Company or Control Person in accordance with Rule 13d-1
       (b)(ii)(G)
(h)[ ] A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)[ ] A Church Plan that is excluded From the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

(j)[ ] Group, in accordance with 13d-1(b)(1)(ii)(J)

Item 4  Ownership:

The following information is provided as of August 29, 2000:

(a)    Amount Beneficially Owned:   300,842

(b)    Percent of Class:    6.07%

(c)    Number of shares as to which such person has:
(i)    sole power to vote or to direct the vote: 300,842
(ii)   shared power to vote or to direct the vote: 0
(iii)  sole power to dispose or to direct the disposition of: 0
(iv)   shared power to dispose or to direct the disposition of: 0

Item 5 Ownership of Five Percent or Less of a Class:

                                Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

                                Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                                Not Applicable.

Item 8 Identification and Classification of Members of the Group:

                                Not Applicable.

Item 9 Notice of Dissolution of Group:

                                Not Applicable.


Item 10 Certification:

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:                                        August 29, 2000

BANC FUND III L.P.
By      MIDBANC III L.P.,
        general partner
By      CHICORP MANAGEMENT III, INC.,
        general partner
By      The Banc Funds Company, L.L.C.,
        Owner
By      /s/ Charles J. Moore

        Charles J. Moore, President

BANK FUND III TRUST
By      THE BANC FUNDS COMPANY, L.L.C.,
        Investment Manager
By      /s/ Charles J. Moore

        Charles J. Moore, President

BANC FUND IV L.P.
By      MIDBANC IV L.P.,
        general partner
By      CHICORP MANAGEMENT IV, INC.,
        general partner
By      The Banc Funds Company, L.L.C.,
        Owner
By      /s/ Charles J. Moore

        Charles J. Moore, President

        BANC FUND IV TRUST
By      THE BANC FUNDS COMPANY, L.L.C.,
        Investment Manager
By      /s/ Charles J. Moore

        Charles J. Moore, President

BANC FUND V L.P.
By      MIDBANC V L.P.,
        general partner
By      The Banc Funds Company, L.L.C.,
        general partner
By      The Banc Funds Company, L.L.C.,
        Owner
By      /s/ Charles J. Moore

        Charles J. Moore, President